Filed Pursuant to Rule 433

Registration No. 333-233119

Pricing Term Sheet

May 18, 2021

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook) Standard & Poor’s Ratings Services: A- (negative outlook)

CUSIP/ISIN:	02665WDX6 / US02665WDX65

Trade Date:	May 18, 2021

Original Issue Date:	May 20, 2021 (T+2)

Stated Maturity Date:	April 20, 2023

Principal Amount:	$400,000,000

Benchmark Treasury:	UST 0.125% due April 30, 2023

Benchmark Treasury Yield:	0.151%

Spread to Benchmark Treasury:	+20 bps

Yield to Maturity:	0.351%

Price to Public:	99.998%

Commission:	0.08%

Net Proceeds to Issuer:	99.918% / $399,672,000

Interest Rate:	0.350% per annum, accruing from May 20, 2021

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	Each April 20 and October 20, beginning on October 20, 2021 (short first coupon), and at Maturity

Day Count Convention:	30/360

Business Day Convention:	Following (unadjusted); if any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

DTC Number:	573

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

This term sheet supplements the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or J.P. Morgan Securities LLC collect at 212-834-4533.

Notice to Prospective Investors in the European Economic Area

Neither this term sheet nor the accompanying prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Regulation (as defined below). This term sheet and the accompanying prospectus supplement and prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this term sheet may only do so with respect to Qualified Investors. Neither the Issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended or superseded (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this term sheet, the accompanying prospectus supplement and prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this term sheet and the accompanying prospectus supplement and prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or the accompanying prospectus supplement and prospectus or any of their contents.

Prohibition of Sales to EEA Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in the Prospectus Regulation; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Prohibition of Sales to United Kingdom Retail Investors

The Notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA;

(ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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